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                             June 6, 2023

       James Westmoreland
       Chief Executive Officer
       Daybreak Oil and Gas, Inc.
       1414 S. Friendswood Dr., Suite 212
       Friendswood, TX 77546

                                                        Re: Daybreak Oil and
Gas, Inc.
                                                            Form 10-K for the
Fiscal Year ended February 28, 2022
                                                            Filed June 15, 2022
                                                            Form 10-Q for the
Fiscal Quarter ended November 30, 2022
                                                            Filed January 17,
2023
                                                            File No. 000-50107

       Dear James Westmoreland:

              We have reviewed your May 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 12, 2023 letter.

       Form 10-Q for the Fiscal Quarter ended November 30, 2022

       Note 5 - Acquisition, page 9

   1. In your April 27, 2023 response to comment eight, you indicated that you would file audited financial
statements of Reabold California LLC, covering the years ended
                                                        December 31, 2020 and
2021, in an amendment to the Form 8-K that you filed on May
                                                        26, 2022 to report the
acquisition, no later than May 26, 2023.

                                                        Although these
financial statements were required to be filed by August 10, 2022, as of the date of this letter
you have not filed these financial statements.
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
June 6, 2023NameDaybreak Oil and Gas, Inc.
June 6,
Page 2 2023 Page 2
FirstName LastName
         Tell us the status of your efforts to prepare and file audited financial statements of
         Reabold California LLC, covering the annual periods referenced above, unaudited interim financial statements covering its quarter ended March 31, 2022, and the pro forma financial statements required by Article 11 of Regulation S-X.

         If you do not intend or are unable to comply with your filing obligations under Rule 13a-
         11(a) of Regulation 13A, clarify your position in your response.
2. We note that you valued the 160,964,489 common shares issued to acquire Reabold
         California, LLC at $6.6 million, or about $0.04 per share, although on the same date you issued 128,125,000 common shares in exchange for cash at $0.02 per share; and that the issuance of such shares for cash was part of the Capital Raise Requirement specified in your agreement to acquire Reabold California, LLC from Gaelic Resources Ltd.

         Tell us how you adhered to the fair value objective in measuring the transaction, including the requirement to maximize use of relevant observable inputs in FASB ASC 820-10-35-
         24, in determining whether the market was sufficiently active or whether the market price would be subject to adjustment pursuant to FASB ASC 820-10-35-40 and 41C(b), and considering the magnitude and value ascribed in the contemporaneous sale of shares.

         If you are unable to support characterization of the transaction as a business acquisition, also address the measurement guidance in FASB ASC 805-50-30-2, which requires use of the more clearly evident and reliable measure of fair value, considering the fair value of the shares issued and the fair value of the net assets acquired.

         Please submit any revisions that you propose to more clearly align your valuation of the transaction with the fair value measurement objectives in the applicable guidance and provide us with details of the analyses that you perform to address these concerns.
3. We note that the value of shares issued in exchange for Reabold California, LLC would be about $3.2 million using the contemporaneous cash price of $0.02 per share, and that substantially all of the fair value of the assets acquired would appear to be concentrated in a group of similar identifiable assets if there were no goodwill.

         Tell us how you considered the criteria in FASB ASC 805-10-55-3A through 9 in formulating your view of the transaction as a business acquisition rather than an asset acquisition, and explain to us how you would reasonably describe the composition of goodwill to comply with FASB ASC 805-30-50-1(a).

         If substantially all revenues generated by the assets acquired are from oil and gas producing activities, clarify the extent to which you considered the guidance in Rule 3-
         05(e)(1) and (f)(2) of Regulation S-X, regarding the criteria for filing statements of revenues and direct operating expenses in lieu of complete historical financial statements, in relation to the deficiency noted in the first comment in this letter.
 James Westmoreland
Daybreak Oil and Gas, Inc.
June 6, 2023
Page 3

       You may contact Robert Badula, Staff Accountant at (202) 551-3339, or Gus Rodrigurz,
Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameJames Westmoreland                         Sincerely,
Comapany NameDaybreak Oil and Gas, Inc.
                                                             Division of
Corporation Finance
June 6, 2023 Page 3                                          Office of Energy &
Transportation
FirstName LastName